SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     -------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                                (Amendment No. )(1)


                             JAGUAR INVESMENTS, INC.
                                (Name of Issuer)



                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)



                                   470091 10 9
                                 (CUSIP Number)



                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |X| Rule 13d-1(c)

         |_| Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

CUSIP No. 470091 10 9                 13G                      Page 2 of 5 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     BETTY SUTTA, AS TRUSTEE FOR THE RIDGEDALE TRUST

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES                1,000,000 SHARES
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY               Not Applicable
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING              1,000,000 SHARES
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH                 Not Applicable
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000 SHARES

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.1%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 5 Pages

Item 1(a).    Name of Issuer:

              JAGUAR INVESTMENTS, INC.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              150 Broadway - 19th Floor
              New York, NY 10036

Item 2(a).    Name of Person Filing:

              This Schedule 13G is filed on behalf of Betty Sutta (the "Reporting Person") as trustee for The Ridgedale Trust.

Item 2(b).    Address of Principal Business Office or, if none, Residence:

              6242 E. Otero Drive
              Englewood, Colorado 80112

Item 2(c).    Citizenship:

              The Reporting Person is a United States citizen.

Item 2(d).    Title of Class of Securities:

              Common Stock, $.001 par value

Item 2(e).    CUSIP Number:

              470091 10 9

Item 3.       Type of Reporting Person:

              (a) - (j): Not Applicable

              If this statement is filed pursuant to Rule 13d-1(c), check this box |X|


                                Page 3 of 5 Pages

Item 4.       Ownership:

              (a)   Amount Beneficially Owned:

              (b)   Percent of Class:

                    8.1%

              (c)   Number of shares as to which such person has:

                    (i)   sole power to vote or to direct the vote:

                             1,000,000

                    (ii)  shared power to vote or to direct the vote:

                             Not Applicable

                    (iii) sole power to dispose or to direct the disposition of:

                             1,000,000

                    (iv)  shared power to dispose or to direct the disposition of:

                             Not Applicable

Items 5-9.    Not Applicable



                                Page 4 of 5 Pages

Item 10. By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 9, 2002



                                             /s/ Betty Sutta
                                             ----------------------------------
                                                 Betty Sutta, as trustee for
                                                 The Ridgedale Trust


                                Page 5 of 5 Pages